UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FORESTAR GROUP INC.
(Name of Issuer)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
346233109
(CUSIP Number)
Linda Y. Kelso
One Independent Drive - Suite 1300
Jacksonville, Florida 32202-5017
(904) 359-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 5, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 346233109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Holland M. Ware
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 444,230
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 444,230
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON IN
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 346233109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David C. Cook
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON IN
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 346233109

Item 1. Security and Issuer

        This Amendment No. 2 to Schedule 13D relates to the common stock, par value $1.00 per share (the “Common Stock”), of the following corporation (the “Issuer” or the “Company”):

Forestar Group Inc. 1300 MoPac Expressway South, Suite 3S, Austin, Texas 78746

Item 2. Identity and Background

        This Amendment No. 2 to Schedule 13D is filed on behalf of Holland M. Ware, whose business address is 212 Maple Drive Hogansville, GA 30230, and David C. Cook, whose business address is One Independent Drive – Suite 1300, Jacksonville, FL 32202, to report the disposition of shares of Common Stock.

        Mr. Ware is currently a self-employed real estate investor. Mr. Cook is a partner in the law firm of Foley & Lardner LLP.

        During the last five years, neither Mr. Ware nor Mr. Cook has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, neither Mr. Ware nor Mr. Cook has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Mr. Ware and Mr. Cook are both citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

        The source of funds used to acquire the shares reported herein by Mr. Ware and Mr. Cook were their respective personal funds.

Item 4. Purpose of Transaction

        On December 12, 2008, Mr. Ware advised the Company of his desire to acquire the Company.

        On January 9, 2009, Mr. Ware reiterated to the Company his continuing desire to purchase the Company and advised that he was prepared to make a cash tender offer for any and all shares at $ 15 per share if the Forestar Board of Directors supported the tender offer and they were able to mutually agree on related matters such as board representation and waiver of the Rights Plan.

        On January 21, 2009, Mr. Ware requested that the Board promptly form a special committee of independent directors and engage a independent financial advisor to fully consider and act upon his offer to acquire the Company for a cash price of $15 per share. Mr. Ware requested a prompt formal, written answer from the independent directors regarding his offer.

        The Company has never provided any substantive feedback directly to Mr. Ware regarding his repeated expressions of interest in acquiring the Company. However, the Company issued a press release on February 11, 2009 announcing that the Company’s Board of Directors had unanimously rejected Mr. Ware’s proposal to acquire the Company.

        In light of the Company’s public rejection of Mr. Ware’s offer and the Company’s announcement committing to engage in strategic alternatives to enhance shareholder value, Mr. Ware is no longer interested in acquiring the Company, although he remains interested in the Company as a more passive shareholder. Prior to the Company’s announcement on February 11, 2009, Mr. Ware and Mr. Cook sold shares because of the lack of response to Mr. Ware’s proposal and the increase in the market value of the Common Stock. Mr. Ware and Mr. Cook may decide to purchase or sell additional shares in the future in open market transactions, depending on the market price of the Common Stock. Mr. Ware and Mr. Cook have no present plans or proposals which relate to or would result in:

CUSIP No. 346233109

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the Issuer;

f.	Any other material change in the issuer’s business or corporate structure;

g.	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5. Interest in Common Stock of the Issuer

        (a) and (b) Mr. Ware owns 444,230 shares of the Common Stock, over which he has sole dispositive and voting power, constituting approximately 1.2% of the total shares outstanding. Mr. Cook no longer owns any shares of Common Stock.

        (c)     Mr. Ware effected the following transactions in the Common Stock in the past 60 days:

Date	Transaction	Amount	Average Per Share Price

2/11/09	Sale	1,219,151 shares	$9.00

2/10/09	Sale	10,501 shares	$10.50

2/9/09	Sale	686 shares	$10.50

2/6/09	Sale	351,271 shares	$10.59

2/5/09	Sale	336,944 shares	$10.61

2/4/09	Sale	271,274 shares	$11.61

1/5/09	Purchase	41,683 shares	$8.53

1/2/09	Purchase	41,417 shares	$9.00

12/31/08	Purchase	9,900 shares	$8.06

12/30/08	Purchase	184,057 shares	$7.80

12/18/08	Purchase	57,196 shares	$5.19

12/17/08	Purchase	138,000 shares	$5.09

12/16/08	Purchase	125,000 shares	$4.98

12/15/08	Purchase	155,256 shares	$4.74

12/12/08	Purchase	100,000 shares	$4.36

12/11/08	Purchase	174,548 shares	$4.79

CUSIP No. 346233109

        Mr. Cook effected the following transactions on the Common Stock in the past 60 days:

Date	Transaction	Amount	Average Per Share Price

2/6/09	Sale	23,800 shares	$10.59

2/6/09	Sale	4,700 shares	$10.56

2/5/09	Sale	141,200 shares	$10.54

2/5/09	Sale	11,800 shares	$10.70

2/4/09	Sale	50,000 shares	$11.67

1/20/09	Purchase	15,000 shares	$8.56

1/16/09	Purchase	12,500 shares	$9.00

1/16/09	Purchase	11,900 shares	$8.87

1/15/09	Purchase	8,100 shares	$8.20

1/14/09	Purchase	10,000 shares	$7.78

1/6/09	Purchase	4,000 shares	$8.43

1/6/09	Purchase	6,000 shares	$8.50

1/6/09	Purchase	4,000 shares	$8.35

1/2/09	Purchase	10,000 shares	$9.05

1/2/09	Purchase	10,000 shares	$8.99

12/30/08	Sale	16,000 shares	$8.35

12/18/08	Purchase	10,000 shares	$5.08

12/11/08	Purchase	10,000 shares	$4.58

12/11/08	Purchase	9,900 shares	$5.06

CUSIP No. 346233109

        (d)     No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock.

        (e)     Mr. Ware ceased to be a 5% owner of the Common Stock on February 6, 2009.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Issuer

        Mr. Cook is Mr. Ware’s attorney. Other than the attorney-client relationship, there are no other contracts, arrangements, understandings or relationships between Mr. Cook and Mr. Ware with respect to the Common Stock. Mr. Cook and Mr. Ware each disclaim beneficial ownership over the shares of Common Stock owned by the other.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1:    Joint Filing Agreement between Holland M. Ware and David C. Cook. (Incorporated by reference from Schedule 13D filed with the Securities and Exchange Commission on December 19, 2008.)

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009

/s/ Holland M. Ware
Holland M. Ware
/s/ David C. Cook
David C. Cook